UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                Date: May 6, 2004

                        Commission File Number 001-12510

                                  ROYAL AHOLD
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
               ---------------------------------------------------
                     (Address of principal executive office)




     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F   X             Form 40-F
                                  ---                       ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                       No    X
                              ---                       ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     On May 6, 2004, Koninklijke Ahold N.V. ("Royal Ahold" or the "Company") issued a press release announcing (i) the Company's publication of its 2003 Annual Report and the filing of its Annual Report on Form 20-F with the United States Securities and Exchange Commission, and (ii) the publication of the agenda of the Annual General Meeting of Shareholders to be held on June 2, 2004. A copy of the press release is attached hereto as Exhibit 99.1.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        KONINKLIJKE AHOLD N.V.


                                             /s/ H.R. Ryopponen
                                        ----------------------------------------
Date:  May 6, 2004                      By:     H.R. Ryopponen
                                        Title:  Executive Vice President and CFO

                                  EXHIBIT INDEX


The following exhibit has been filed as part of this Form 6-K:

Exhibit   Description
-------   -----------

99.1 Royal Ahold press release, dated May 6, 2004, announcing (i) the Company's publication of its 2003 Annual Report and the filing of its Annual Report on Form 20-F, and (ii) the publication of the agenda of the Annual General Meeting of Shareholders.